January 27, 2020

Henry Schuck
Chief Executive Officer
ZoomInfo Technologies Inc.
805 Broadway Street, Suite 900
Vancouver, WA 98660

       Re: ZoomInfo Technologies Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 13, 2020
           CIK No. 0001794515

Dear Mr. Schuck:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated December 20, 2019.

Form DRS/A Submitted on January 13, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 88

1. You disclose that your net annual retention rate was 102% in 2018. Please revise to disclose such information for each period presented wherever applicable throughout the filing. In addition, we note you also reference the number of customers, number of new customers, ACV, numbers of companies and professionals on your platform, etc., as metrics to measure your growth in your discussion. Please revise to quantify these metrics for us for each period presented wherever applicable elsewhere throughout the filing.
 Henry Schuck
FirstName Technologies Inc. Schuck
ZoomInfo LastNameHenry
Comapany NameZoomInfo Technologies Inc.
January 27, 2020
Page 2
January 27, 2020 Page 2
FirstName LastName
Non-GAAP Financial Measures, page 90

2. We note your responses to prior comments 11 and 12. We continue to consider your responses and we may have comments once your unaudited pro forma combined and consolidated statements are available.
Impact of the Reorganization Transactions, page 94

3. We understand from your response to prior comment 13 that the entities subject to the
         Reorganization Transactions were determined to be in common control because a group of shareholders holds more than 50 percent of the voting ownership interest of each entity and contemporaneous written evidence exists of an agreement vote a majority of the entities' shares in concert. Without having the benefit of reviewing the Existing LLCA, please explain to us in greater detail how the agreement to vote all shares of capital stock in the Registrant held by the principal unitholders to elect the director nominees of each of
         TA Associates, Carlyle, and the Founders   or other pertinent
agreements   represents an
         agreement to vote the entities' shares in concert.
       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matter. Please contact Edwin Kim, Attorney-
Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Richard Fenyes, Esq.